FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Press Release

List of Tables

Table 1:

Coulon Project – Results of the winter 2012 drill program

Table 2:

La Grande Sud – Drill results

Table 3 :

Lac Pau – 2012 Drilling results

Table 4 :

Lac Gayot – Drill results winter 2012

List of Figures

Figure 1:

Coulon Project: Longitudinal Section 257

Figure 2:

Coulon Project: Section 1700N-138W

Figure 3:

La Grande Sud Project: Longitudinal Composite Section

Figure 4 :

Lac Pau Project

Figure 5 :

Lac Gayot : Location of Drill Holes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 1, 2012

Press release May 30, 2012
• NEW DISCOVERY ON THE COULON PROJECT WITH 11.06% Zn, 1.87% Cu, 26.45 g/t Ag OVER 11 m • UPDATE ON DRILLING AT JAMES BAY

Virginia Mines Inc. (« Virginia ») is pleased to release this update of the drilling that took place during winter 2012 on the Coulon and Gayot base-metal projects, as well as on the Lac Pau and La Grande Sud gold projects, all located in James Bay.

COULON PROJECT

During winter 2012, Virginia drilled 27 holes totalling 18,055 metres on the Coulon project (100% Virginia), situated 15 kilometres north of the Fontanges airport, in the Middle-North of Quebec. The program mainly tested the extensions of lenses 223, Spirit and 201 as well as many other geological or geophysical targets on the property.

The 2012 winter work revealed a new very promising sector in the extension to the northeast of the fertile volcanic sequence hosting Lens 43. This little-known sector covered with overburden had been the object previously of only two boreholes at 300 metres and 800 metres respectively to the northeast of Lens 43. These holes did not intersect significant mineralization but the geophysical surveys carried out subsequently in both holes identified two "off-hole" EM conductors. During the winter 2012 campaign, five holes were drilled to test the EM conductor located 800 metres northeast of Lens 43. Holes CN-12-257, 262 and 263 were drilled on the same section while holes CN-12-264B and 265 were drilled 60 metres on both sides north and south of this section. These holes intersected a very fertile volcanic sequence consisting of two distinct horizons characterized by strong hydrothermal alteration and zones of disseminated to massive sulphides of metric to decametric thickness. The main mineralized horizon is associated with a major contact between mafic and felsic volcanic rocks while the other horizon is located within mafic rocks. To date the best intersections come from the main horizon including results of 11.06% Zn, 1.87% Cu, 26.45 g/t Ag and 0.16 g/t Au over 11 metres in hole CN-12-257, 6.19% Zn, 1.49% Cu and 24.86 g/t Ag over 8.4 metres in hole CN-12-263, 1.6% Zn, 1.39% Cu, 126.98 g/t Ag and 2.12 g/t Au over 9.35 metres in hole CN-12-265 and 7.17 g/t Au, 370 g/t Ag and 0.37% Cu over 3 metres in hole CN-12-262. This latter intersection is distinguished from previous ones by a much more intense silica alteration containing 1-3% disseminated pyrrhotite and chalcopyrite. The length of these intersections is very close to the actual thickness of the mineralization. These results point to the emergence of a new mineralized lens of economic interest, traced for now over a strike length of 135 metres to a vertical depth of 550 to 650 metres below surface. This new lens, called lens 257, is distinguishable from already known lenses for its markedly higher gold content. It remains open in almost all directions, being only partially restricted on the north by hole CN-12-264B, which intersected an alteration zone with a mineralized interval grading 1.03% Cu, 22.33 g/t Ag and 0.41 g/t Au over 1.25 metres (see figure 1: longitudinal lens 257 and figure 2: cross section 1700N).

The second mineralized horizon, hosted by mafic volcanics, also yielded some interesting results including 4.2% Cu, 59.7 g/t Ag and 1.38 g/t Au over 1.4 metres in hole CN-12-257 as well as 2.29% Zn, 44 g/t Ag and 0.22 g/t Au over 10.8 metres in hole CN-12-262. This horizon is also distinguishable from already known lenses for its higher gold content.

At 400 metres south of this new discovery, all four drill holes testing the other EM conductor crosscut the same fertile volcanic sequence and intersected the same main mineralized horizon host to the new Lens 257. Hole CN-12-242 intersected disseminated to semi-massive sulphides grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres. This intersection is located at a vertical depth of 400 metres and is over 400 metres south of Lens 257. Two of the three other drill holes (CN-12-248 and 260) cross-cut metric-wide intersections with very anomalous base metal values.

Elsewhere on the property, the extensions of Lens 201 were tested by four new drill holes (CN-12-252, 254, 255 and 256). The continuity of the mineralization was confirmed by hole   CN-12-254 that crosscut a sulphide zone grading 0.78% Zn, 2.9% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.9 metres to a vertical depth of 425 metres, extending Lens 201 by 75 metres to the north. The other holes testing zone 201 crosscut intense alteration zones frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite ± sphalerite), and reported sub-economic values over metric widths.

Five holes (CN-12-238, 240, 241, 243 and 245) were drilled in the area of Lens 223. They all intersected zones of hydrothermal alteration and disseminated sulphides but did not confirm any significant expansion of economic mineralization.

Five other holes (CN-12-246, 247, 253, 259 and 261) were drilled in the vicinity of the Spirit Lens and intersected alteration zones with disseminated to semi-massive sulphides that returned sub-economic values over metric widths.

Finally four holes tested various geophysical and geological targets on the property but have not produced encouraging results. The full results of the campaign are available in Table 1 included in the Appendix.

Virginia is very satisfied with its drilling program at Coulon, which led to the discovery of a ninth mineralized lens of economic interest on the property, Lens 257. This markedly more auriferous lens remains open in practically all directions and an intersection grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres was crosscut over 400 metres south along the same stratigraphic contact. North of Lens 257, the same fertile stratigraphy continues on for at least 500 metres and remains totally virgin, never being tested by drilling. This new promising area of over 1 kilometre in length occupies the western limb of a complex fold, with the opposite limb to the east being geologically identical and already containing three major lenses (08, 9-25 and 44) totalling more than 12 million tonnes (see April 14, 2009 press release).

LA GRANDE SUD

Over winter 2012 Virginia also conducted a drilling program on its La Grande Sud property located along the Trans-Taiga road in the LG-2 reservoir, James Bay. The property is 100% owned by Virginia, but is subject to a fee of 1% NSR in favour of Orezone Gold Corporation. Virginia has the option to redeem this fee at any time for the amount of $ 500,000. The La Grande Sud property is host to Zone 32 (mineral inventory of 6.5 Mt @ 1.5g/t Au for 320,000 ounces as disclosed in a press release issued by Virginia on March 11, 1999) as well as several other significant auriferous areas and showings.

The program included five holes totalling 3,000 metres. Three of them (LGS-12-223 to 225) tested Zone 32 at depth and its extension to the east-northeast while two shorter holes (LGS-12-226 and 227) tested the extension of the Mico-Milan zone to the southwest.

Holes LGS-12-223 and 224 have confirmed the depth extension to the east-northeast of the mineralized envelope of Zone 32. This envelope is characterized by intense silica and sericite alterations accompanied by weak disseminations of pyrite and chalcopyrite within a tonalitic intrusive. Gold intersections were reported grading 1.63 g/t Au over 15 metres in hole LGS-12-223 and 1.93 g/t Au over 37 metres in hole LGS-12-224. These intersections are at a vertical depth of 600 metres and are located on either side and below an intersection that had reported 4.7 g/t Au over 7.4 metres in hole LGS-02-198 (see figure 3: longitudinal section Zone 32). The gold mineralized envelope remains fully open in this area. For its part, hole LGS-12-225 tested the continuation of the mineralization at depth directly below Zone 32. It crosscut at a vertical depth of 525 metres the same alteration-bearing corridor as Zone 32 but virtually no mineralization and consequently no significant gold value was obtained in this interval. In addition to the Zone 32 corridor, the three deep drill holes also crosscut comparable mineralized zones that reported over metric widths sub-economic gold values in general, with some higher results between 9.32 and 25.46 g/t Au. A more interesting intersection grading 3.04 g/t Au over 8 metres was also obtained in hole LGS-12-223. This intersection may represent the eastern extension of the zone Veine, located a few hundred metres north of Zone 32. In the area of the Mico-Milan zone, hole LGS-12-226 drilled directly into the southwest extension of the showing, crosscut two mineralized intervals grading 9.12 g/t Au over 2 metres and 9.02 g/t Au over 2.3 metres. Hole LGS-12-227, located 100 metres southwest of the previous hole, did not intercept any significant mineralization. The full results of the La Grande Sud drilling campaign can be found in Table 2 of the Appendix.

LAC PAU

A campaign of 15 holes totalling 2,970 metres was conducted by Virginia during the winter of 2012 on Lac Pau, (100% Virginia), located in the northern part of the Caniapiscau reservoir in James Bay. Under an agreement reached June 22, 2011, IAMGOLD Corporation has the option to acquire an undivided 50% interest in Lac Pau in return for payments totalling $130,000 and $6 million in exploration work over a seven-year period. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold structure is home to several significant gold showings, including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling ), the Jedi showing (up to 2.17 g/t Au over 8.5 metres in drilling), the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling), the Beausac-2 showing (14.43 g/t Au over 2 metres in channel), and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

Drilling conducted during winter 2012 tested in further detail the areas of the Hope, Jedi and Jedi Extension showings (see figure 4: surface location map). The most interesting results come from the Jedi area. Hole PAU-12-058 crosscut at a 180-metre vertical depth a large alteration zone with disseminated sulphides grading 1.74 g/t Au over 31.5 metres within a wider interval grading 0.97 g/t Au over 69 metres. This intersection is located approximately 100 metres below hole PAU-11-032 which had reported 1.64 g/t Au over 11.6 metres. The Jedi Zone seems to thicken significantly at depth in this section. At 200 metres to the north, hole PAU-12-057 reported in the same zone an interval grading 0.53 g/t Au over 23 metres at a vertical depth of 130 metres. At about 2 kilometres further north, in the Jedi Extension, hole PAU-12-055 also intersected a strongly anomalous interval grading 0.52 g/t Au over 16.5 metres. Most other holes drilled in 2012 also intersected zones of alteration and disseminated sulphides but they did not yield large anomalous gold halos. The full results of the Lac Pau drilling campaign of winter 2012 are available in Table 3 of the Appendix.

The Jedi area has generated several very large anomalous gold intersections that remain open laterally and vertically, which may require additional drilling. Furthermore, several kilometric extensions of the Lac Pau corridor also remain virtually unexplored and prospecting, mapping and till sampling is planned for the summer of 2012.

LAC GAYOT

A campaign of 20 holes totalling 4,263 metres was completed during the winter on the Lac Gayot project, located 115 kilometres north of the Fontanges airport in James Bay. The project is owned 100% by Virginia but under an agreement reached in June 2011, KGHM International (formerly Quadra FNX Mining Ltd.) has the option to acquire an undivided 50% interest in the property in consideration of $10 million in exploration work over a nine-year period and cash payments totalling $100,000 over two years. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada. The Lac Gayot property covers the entire Archaean greenstone belt of Venus, which contains mainly MgO-rich ultramafic sills and lavas. The ultramafic sequence hosts twelve mineralized zones rich in nickel-platinum-palladium spread over a lateral distance of 25 kilometres. Historical values of 0.5 to 15% Ni and grades up to 17.2 g/t Pd-Pt were obtained on the surface while drill intersections graded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres.

Drilling conducted during the winter mainly tested the Nancy and Gagnon showings, and to a lesser extent the MIA, DeChamplain and Gayot showings (see figure 5: surface location map). The most interesting results come from the Nancy area, where a few holes intersected within ultramafic rocks weakly mineralized intervals with 1-2% of finely disseminated sulphides that returned results strongly anomalous in nickel, copper and PGE over plurimetric to decametric thicknesses. Hole GA-12-085, located immediately east of the Nancy East showing, intersected near the surface a mineralized interval grading 0.74% Ni, 0.12% Cu, 0.66 g/t Pd + Pt over 14 metres including 1.04% Ni, 0.18% Cu, 0.97 g/t Pt + Pd over 8 metres. This very anomalous intersection is immediately followed by a second mineralized interval grading 0.89% Ni, 0.21% Cu, 1.03 g/t Pt + Pd over 4 metres. It is interesting to note that these intersections are located at the northern border of a fertile ultramafic unit, which also contains, at its southern contact, the Nancy Est showing that has already reported surface results of 1.1% Ni, 0.28% Cu and 1.32 Pd + Pt over 19.9 metres. On a section located 50 metres west of hole GA-12-085, holes GA-12-083 and 084 also intercept at this same northern contact two mineralized intervals, reporting respectively 0.71% Ni, , 0.11% Cu and 0.59 g/t Pt + Pd over 10.7 metres and 0.61% Ni, 0.11% Cu and 0.72 g/t Pt + Pd over 10 metres. Other holes drilled in the area have crosscut mineralization of no interest.

An interesting mineralized intersection was also obtained in the Gagnon area. Hole GA-12-094 intersected a zone of disseminated sulphides which yielded 1.36% Ni and 1.73 g/t Pt + Pd over 3.05 metres including a thin interval of semi-massive sulphides grading 9.57% Ni, 0.55% Cu and 11.56 g/t Pt + Pd over 0.3 metres. These results demonstrate once again the highly fertile character of the ultramafic units of the Venus Belt, distinguished by very high nickel and PGE tenors in the magmatic sulphides present.

The full results of drilling on the Lac Gayot project are available in Table 4 of the Appendix.

OTHER CURRENT OR FUTURE CAMPAIGNS

Virginia has just begun 1,500 metres of drilling on its Poste Lemoyne Extension project. The property is owned 100% by Virginia but the 112 claims acquired before October 2005 are subject to a royalty on net smelter return (NSR) of 1% to Globestar Mining Corporation. Virginia has the option to redeem at any time 0.5% of this royalty for $500,000. The property is host to the Orfée zone that contains resources totalling 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (National Instrument 43 -101 - published April 8, 2003).

Planned drilling will mainly test the new Charlie showing discovered in summer 2011. The Charlie showing consists of a network of veins and quartz veinlets with traces of sulphides, hosted in a pyroxenitic intrusive. Veins ranging in thickness from 5 to 50 centimetres are oriented between N20° and N80°. Despite the small amount of sulfide found in these veins, grab samples collected to characterize them graded between 1.2 g/t Au and 40 g/t Au. The channels made on the entire network of veins also yielded encouraging results. Best results include 3.68 g/t Au over 5 metres, 3.59 g/t Au over 4 metres, 14.55 g/t Au over 1 metre, 7.64 g/t Au over 0.85 metres and 6.95 g/t Au over 1 metre. The other four channel results ranged between 1.34 g/t Au over 1 metre and 3.93 g/t Au over 1.4 metres.

Finally a drilling program totaling approximately 3,000 metres will begin at the end of May on the Nichicun property. The property, owned 100% by Virginia, is located 54 kilometres southeast of Mirage Outfitters and 100 kilometres from the LG-4 airport. The work will be concentrated in the Portageur and Petit Pas areas where several gold showings have been discovered since 2009. The Portageur area and its northeast extension form a gold corridor followed over 600 metres laterally in altered sediments. This gold corridor reported several channel values ranging from 1.17 g/t Au over 6 metres to 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres) and remains open at both ends. The Petit Pas showing reported up to 52.87 g/t Au over 2 metres in channel in a strongly altered and deformed basalt and andesite sequence.

******

Work was carried out by the personnel of Virginia Mines Inc. and Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 30 years of experience in exploration.  He has read and approved the contents of this press release.

QUALITY CONTROL

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed at the ALS Chemex in Val-d’Or for the Coulon, Lac Pau and Lac Gayot projects and at Laboratoire Expert Inc. in Rouyn-Noranda for the La Grande Sud project.

For gold projects, samples are analyzed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

ABOUT VIRGINIA

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 29, 2012, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: Paul Archer, V-P Exploration.
200-116 St-Pierre	info@minesvirginia.com	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.minesvirginia.com	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

RÉSULTATS DE LA CAMPAGNE DE FORAGE HIVER 2012/ RESULTS OF THE WINTER 2012 DRILL PROGRAM

Forage Hole	Ligne Line	Station	Azimut	Dip	Longueur Length		De From	A To	Longueur Length	Épaisseur vraie True Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t
GRILLE PRINCIPALE/ MAIN GRID															
Secteur 242 Area															
CN-12-242	11+31N	1+08W	N130	-56	645		562.50	564.00	1.50	1.50	0.03	0.70	0.01	11.80	0.64
							569.30	580.60	11.30	11.30	0.19	0.63	0.02	8.06	0.13
							583.70	594.90	11.20	11.20	0.72	2.05	0.03	20.80	0.19
CN-12-248	11+79N	1+64W	N130	-57	702		620.85	622.00	1.15	1.15	1.24	0.40	0.01	3.60	0.05
CN-12-249	10+97N	1+84W	N130	-56	669		600.30	600.50	0.20	0.20	0.32	2.89	0.00	33.10	0.14
CN-12-260	11+94N	0+78W	N125	-56	624		568.00	569.40	1.40	1.40	3.12	2.38	0.02	21.09	0.16
Lentille 257 Lens															
CN-12-257	15+89N	0+60E	N118	-59	855		162.10	163.50	1.40	1.35	0.36	0.03	0.15	37.51	0.01
							649.80	651.20	1.40	1.35	0.42	4.20	0.02	59.70	1.38
							787.10	798.10	11.00	11.00	11.06	1.87	0.03	26.45	0.16
CN-12-262	15+56N	1+18E	N118	-59	789		554.00	564.80	10.80	8.70	2.29	0.04	0.38	44.00	0.22
						inc.	556.80	560.90	4.10	3.30	4.46	0.05	0.57	37.46	0.08
							625.40	625.80	0.40	-	9.35	0.06	1.78	62.60	0.09
							740.60	743.60	3.00	3.00	0.02	0.37	0.64	370.00	7.17
CN-12-263	16+27N	0+06W	N118	-61	900		686.30	687.00	0.70	0.45	0.10	0.71	0.12	30.20	4.29
							833.60	842.00	8.40	8.40	6.19	1.49	0.07	24.86	0.04
CN-12-264	16+43N	0+87E	N118	-59	63		annulé / cancelled								
CN-12-264B	16+44N	0+84E	N117	-59	849		618.20	622.00	3.80	2.50	0.08	0.15	0.05	34.81	0.02
							807.45	808.70	1.25	1.25	0.08	1.03	0.01	22.33	0.41
CN-12-265	15+38N	0+29E	N118	-59	873		766.00	771.00	5.00	3.25	0.04	0.35	0.24	46.90	1.71
							773.00	774.00	1.00	0.65	0.47	1.18	0.01	12.60	0.41
							784.00	787.00	3.00	2.00	0.01	0.14	0.08	15.43	1.22
							808.95	811.20	2.25	2.25	0.01	1.05	0.01	7.57	0.30
							814.00	823.35	9.35	9.35	1.60	1.39	0.86	126.98	2.12
Lentille 201 Lens															
CN-12-252	23+50S	11+23W	N091	-57	597		357.85	359.30	1.45	1.00	0.47	1.16	0.00	8.20	0.05
							361.65	364.10	2.45	1.60	2.07	1.42	0.00	11.85	0.07
CN-12-254	21+50S	5+50W	N268	-61	714		652.15	657.05	4.90	3.45	0.78	2.90	0.01	31.17	0.96

TABLE 1

MINES VIRGINIA INC. / VIRGINIA MINES INC.
PROPRIÉTÉ LA GRANDE SUD / LA GRANDE SUD PROPERTY
Résultats des forages / Drill results

Hole/ Forage	*UTM Est/East*	*UTM Nord/North*	*Azimuth/ Azimut*	*Dip/ Inclin.*	*Length (m) / Longueur*		*From/ de*	*To/ à*	*Length (m) / Longueur*	*g/t Au*
LGS-12-223	396454	5932212	118	-62.5	828		329.0	330.0	1.0	**9.32**
							507.5	508.2	0.7	**2.95**
							517.0	525.0	8.0	**3.04**
							551.0	554.0	3.0	**2.02**
							615.0	616.1	1.1	**2.43**
							639.0	643.0	4.0	**1.29**
							737.0	752.0	15.0	**1.63**
						incl.	737.0	739.0	2.0	**2.01**
						incl.	747.8	749.0	1.2	**11.52**
LGS-12-224	396380	5932169	130	-62	849		220.95	223.0	2.05	**1.32**
							264.0	266.0	2.0	**3.19**
							659.7	660.2	0.5	**2.71**
							753.0	790.0	37.0	**1.93**
							812.5	813.5	1.0	**6.17**
LGS-12-225	396288	5932160	165	-60.75	795		15.6	16.6	1.0	**4.11**
							112.0	113.0	1.0	**1.37**
							141.0	142.0	1.0	**25.46**
							282.0	283.0	1.0	**1.27**
							455.0	456.0	1.0	**3.21**
LGS-12-226	396102	5931967	320	-65	291		11.0	13.0	2.0	**9.12**
							138.7	141.0	2.3	**9.02**
LGS-12-227	396019	5931905	320	-65	237	pas de valeur significative / no significant value

TABLE 2

Table 3-Lac Pau-Forage-2012.xls

Hole/ Forage	Line/Ligne	Station	Azimuth/ Azimut	Dip/Inclinaison	Length (m)/Longueur		From/De	To/à	Length in meters/Longueur en mètres		g/t Au
HOPE AREA / SECTEUR HOPE											
PAU-12-045	86+08N	15+212E	N225	-60	225.0		NSV				
PAU-12-046	85+50N	16+00E	N224	-80	167.0		NSV				
PAU-12-047	82+91N	13+25E	N045	-60	198.0		76.35	77.00	0.65	(0,60)	3.56
PAU-12-048	87+00N	9+17E	N135	-70	174.0		NSV				
PAU-12-049	83+00N	17+05E	N135	-60	150.0		NSV				
PAU-12-050	77+00N	16+86E	N135	-60	201.0		NSV				
PAU-12-051	74+00N	16+89E	N135	-60	177.0		NSV				
JEDI EXTENSION AREA / SECTEUR JEDI EXTENSION											
PAU-12-052	65+00N	17+53E	N135	-60	171.0		NSV				
PAU-12-053	62+50N	18+00E	N135	-60	186.0		NSV				
PAU-12-054	60+30N	17+52E	N136	-75	180.0		NSV				
PAU-12-055	57+30N	17+02E	N135	-60	201.0		70.50	87.00	16.50	(14,70)	0.52
						inc.	70.50	75.00	4.50	(4,00)	1.07
JEDI AREA / SECTEUR JEDI											
PAU-12-056	41+87N	14+18E	N135	-55	246.0		117.70	119.00	1.30	(1,20)	5.98
PAU-12-057	38+00N	13+91E	N135	-60	246.0		49.15	50.80	1.65	(1,50)	6.94
							149.00	172.00	23.00	(20,50)	0.53
						inc.	158.50	160.00	1.50	(1,35)	4.10
PAU-12-058	36+50N	13+56E	N135	-60	297.0		183.00	252.00	69.00	(48,00)	0.97
						inc.	208.50	240.00	31.50	(22,00)	1.74
						inc.	219.00	220.50	1.50	(1,05)	5.91
PAU-12-059	34+00N	13+72E	N135	-60	150.0		NSV				

( ) : Épaisseur vraie / True Thickness

TABLE 3

VIRGINIA MINES INC. & KGHM INTERNATIONAL LTD. / MINES VIRGINIA INC. & KGHM INTERNATIONAL LTD.

LAC GAYOT PROPERTY / PROPRIÉTÉ LAC GAYOT

Drill Results Winter 2012 / Résultats des forages Hiver 2012

Hole Forage	UTM Nad 27 / Z19 East / Est	UTM Nad27 / Z19 North / Nord	Azimuth Azimut	Dip Inclinaison	Length (m) Longueur		From De	To À	Length (m) Longueur	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)
GA-12-082	363537	6162210	164	-50	210		No significant value / Pas de valeur significative						
GA-12-083	363729	6162138	159	-46	141		39.30	50.00	10.70	0.71	0.11	0.13	0.46
GA-12-084	363709	6162186	157	-49	225		76.00	86.00	10.00	0.61	0.11	0.17	0.55
							89.00	90.00	1.00	0.45	0.07	0.14	0.44
GA-12-085	363794	6162128	157	-44	156		6.00	7.00	1.00	0.97	0.14	0.25	0.78
							11.00	25.00	14.00	0.74	0.12	0.15	0.51
						incl.	15.00	23.00	8.00	1.04	0.18	0.22	0.75
							32.00	36.00	4.00	0.89	0.21	0.23	0.80
							137.50	139.00	1.50	0.54	0.08	0.18	0.49
GA-12-086	363847	6162127	157	-46	177		35.00	36.00	1.00	0.30	0.06	0.07	0.19
GA-12-087	365396	6162438	160	-70	333		No significant value / Pas de valeur significative						
GA-12-088	365351	6162414	167	-53	210		No significant value / Pas de valeur significative						
GA-12-089	365295	6162491	159	-46	102		56.00	56.75	0.75	0.38	0.12	0.08	0.30
GA-12-090	365273	6162480	161	-45	99		No significant value / Pas de valeur significative						
GA-12-091	365276	6162538	159	-70	210		No significant value / Pas de valeur significative						
GA-12-092	365473	6162389	160	-55	255		101.40	115.00	13.60	0.36	0.05	0.06	0.21
GA-12-093	365453	6162437	161	-57	294		128.70	133.70	5.00	0.21	0.03	0.07	0.20
GA-12-094	365463	6162300	159	-47	120		26.95	30.00	3.05	1.36	0.09	0.46	1.27
						incl.	26.95	27.25	0.30	9.57	0.55	2.04	9.52
GA-12-095	363508	6162325	156	-59	312		No significant value / Pas de valeur significative						
GA-12-096	365583	6162338	158	-59	375		No significant value / Pas de valeur significative						
GA-12-097	363688	6162236	157	-50	264		No significant value / Pas de valeur significative						
GA-12-098	365494	6162347	158	-51	183		64.55	79.00	14.45	0.52	0.07	0.12	0.35
GA-12-099	363959	6161590	160	-59	273		No significant value / Pas de valeur significative						
GA-12-100	370235	6166120	248	-51	174		No significant value / Pas de valeur significative						
GA-12-101	370167	6166146	247	-50	150		No significant value / Pas de valeur significative

TABLE 4

CN-12-242
0.72% Zn; 2.05% Cu; 20.80 g/t Ag
& 0.19 g/t Au/ 11.20m
CN-12-260
3.12% Zn; 2.38% Cu;
21.09 g/t Ag / 1.40m
CN-12-249
NSV
CN-12-248
1.24% Zn; 0.40% Cu
& 3.60 g/t Ag / 1.15m
400m
CN-12-262
0.37% Cu; 370.00 g/t Ag
& 7.17 g/t Au / 3.00m
CN-12-265
1.60% Zn; 1.39% Cu;
126.98 g/t Ag & 2.12 g/t Au / 9.35m
CN-12-257
11.06% Zn; 1.87% Cu;
26.45 g/t Ag / 11.00m
CN-12-264B
1.03% Cu; 22.33 g/t Ag
& 0.41 g/t Au / 1.25m
CN-12-263
6.19% Zn; 1.49% Cu;
24.86 g/t Ag / 8.40m
500m

ALTERATION ZONE

MINERALIZATION

Section Longitudinale 257 Longitudinal Section
Mines Virginia - Project Coulon Project

SCALE 1:2000

40.0 0 40.0 80.0 m

FIGURE 1

FIGURE 2

MINES VIRGINIA INC. / VIRGINIA MINES INC.

PROPRIÉTÉ LA GRANDE SUD PROPERTY

ZONE 32 - Section Longitudinale Composite / Longitudinale Composite Section

Forage 2012 Drill hole
Ancien Forage / Previous Drill Hole
6.5 Mt @ 1.50 g/t Au
320,000 oz. Au
LGS02-205
1.6 g/t Au / 4.4m
5.9 g/t Au / 1.3m
-200
-400
-600
LGS02-206
0.6 g/t Au / 1.4m
LGS02-198
4.7 g/t Au / 7.4m
LGS98-158
1.4 g/t Au / 0.8m
2.9 g/t Au / 6.0m
LGS12-225
NSV
LGS12-224
1.93 g/t Au / 37.0m
LGS12-223
1.63 g/t Au / 15.0m
1200 E
1400 E
1600 E
1800 E
2000 E
0
100
200
Mètres/Meters

FIGURE 3

Zone de forage / Drilling Area
PAU-12-048
PAU-12-045
PAU-12-047
PAU-12-046
PAU-12-049
PAU-12-050
PAU-12-051
PAU-12-052
PAU-12-053
PAU-12-054
PAU-12-055
PAU-12-055
0.52 g/t Au / 16.50 m
PAU-12-058
0.97 g/t Au / 69.00 m
inc. 1.74 g/t Au 31.50 m
PAU-12-057
0.53 g/t Au / 23.00 m
PAU-12-056
PAU-12-057
PAU-12-058
PAU-12-059
6 081 000 mN
6 080 000 mN
6 079 000 mN
6 077 000 mN
444 000 mE
445 000 mE
446 000 mE
447 000 mE
N
S
E
W
PROJET LAC PAU PROJECT
Légend / Legend
Collet / Collar 2012
Collet / Collar 2010-2011
Propriété lac Pau Property
Route de gravier / Gravel road
Digue / Dam
Piste d'atterrissage / Airstrip landing
0
1 km

FIGURE 4

6 168 000 mN
6 166 000 mN
6 164 000 mN
6 162 000 mN
6 160 000 mN
362 000 mE
364 000 mE
366 000 mE
368 000 mE
370 000 mE
372 000 mE
GA-12-101
GA-12-100
GA-12-091
GA-12-089
GA-12-090
GA-12-087
GA-12-097
GA-12-093
GA-12-095
GA-12-085
GA-12-092
GA-12-086
GA-12-082
GA-12-088
GA-12-084
GA-12-096
GA-12-083
GA-12-098
GA-12-099
GA-12-094
Legend / Légende
2012 Drillhole / Trou de forage 2012
Old Drillhole / Vieux trou de forage
Virginia Mines / KGHM
Propriété Lac Gayot Property
Location of drillholes / Localisation des trous de forage
Date:22/5/2012
Author:
Office:
Drawing:
Scale: 1:50000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
0,5
1
2
kilometres

FIGURE 5